EnCana Renews Normal Course Issuer Bid
Calgary, Alberta, (November 9, 2007) — EnCana Corporation (TSX & NYSE: ECA) has received approval for renewal of the company’s Normal Course Issuer Bid from Toronto Stock Exchange (TSX). Under the renewed bid, EnCana may purchase for cancellation up to 75,118,732 of its common shares, representing 10 percent of the public float of approximately 751,187,320 common shares outstanding as at October 31, 2007. EnCana plans to fund its share purchases under the renewed bid with cash flow and the proceeds from potential dispositions. EnCana expects to generate substantial free cash flow in 2008 that could be used for share purchases, debt reduction or increased dividends over the coming year.
Since November 6, 2006 under its previous Normal Course Issuer Bid, EnCana purchased 63,447,700 common shares, representing approximately 7.9 percent of the company’s outstanding shares on November 1, 2006, at an average price of approximately US$51.54 per common share. Purchases under the renewed bid may commence on November 13, 2007 and may be made until November 12, 2008. Daily purchases will not exceed 25 percent of the average daily trading volume for the six calendar months prior to the date of approval of the bid by the TSX, subject to EnCana’s ability to make block purchases through the facilities of the TSX in accordance with the TSX rules. EnCana’s average daily trading volume during the last six calendar months was 2,362,409 common shares. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies, and may also be made through the facilities of the New York Stock Exchange (NYSE) in accordance with its rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition. EnCana believes that the purchase of its common shares will help create value for the company’s shareholders.
EnCana Corporation
With an enterprise value of approximately US$60 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interest of providing EnCana shareholders and potential investors with information regarding the company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, statements with respect to potential common share purchases under the company’s Normal Course Issuer Bid and the projected source of funds therefor, including free cash flow which is expected to be generated in 2008. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product

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supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
NOTE REGARDING NON-GAAP MEASURES — “Cash Flow” is a non-Generally Accepted Accounting Principles (“GAAP”) measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the company’s Consolidated Statement of Cash Flows in its most recent unaudited quarterly financial statements. “Free Cash Flow” is a non-GAAP measure that EnCana defines as Cash Flow in excess of total capital investment and is used to determine the funds available for other investing and/or financing activities. While Cash Flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and are used by EnCana to assist management and investors in measuring the company’s ability to finance capital programs and meet financial obligations.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Susan Grey
EnCana Corporate Communications	Manager, Investor Relations
Paul Gagne	(403) 645-4751
Vice-President, Investor Relations
(403) 645-4737	Media contact:
Ryder McRitchie	Alan Boras
Manager, Investor Relations	Manager, Investor Relations
(403) 645-2007	(403) 645-4747

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